UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.15)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 27, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 321,359

	8.	Shared Voting Power

	9.	Sole Dispositive Power 321,359

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 321,359

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.47

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 320,918

	8.	Shared Voting Power

	9.	Sole Dispositive Power 320,918

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 320,918

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.47

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 373,392

	8.	Shared Voting Power

	9.	Sole Dispositive Power 373,392

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,392

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.87

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,420

	8.	Shared Voting Power

	9.	Sole Dispositive Power 250,420

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,420

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.93

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Chewy Gooey Cookies, LP 20-4605223

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 154,400

	8.	Shared Voting Power

	9.	Sole Dispositive Power 154,400

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.19

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 152,020

	8.	Shared Voting Power

	9.	Sole Dispositive Power 152,020

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,020

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.17

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,642,130

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,642,130

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,642,130

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 12.64

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Raymond Vanaria ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,207

	8.	Shared Voting Power

	9.	Sole Dispositive Power 36,207

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,207

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.28

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007, Amendment No. 11 was filed on November 26, 2007, Amendment No. 12 was filed on July 18, 2008, Amendment No. 13 was filed on August 22, 2008, and Amendment No. 14 was filed on January 30, 2009 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Lawrence Seidman (“Seidman”), clients of Lawrence Seidman ("Seidman Clients"), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Dennis Pollack (“Pollack”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on February 27, 2009 the Reporting Persons owned beneficially an aggregate of 1,699,991 shares of Common Stock which constituted approximately 13.09% of the 12,991,312 shares of Common Stock outstanding as of December 31, 2008 as disclosed in the Company's January 30, 2009 Earnings Release.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2009

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	2/3/2009	7.7409	175,733.48	22,702
Total			175,733.48	22,702

SIP	2/3/2009	7.7409	175,725.74	22,701
Total			175,725.74	22,701

SIPII	2/3/2009	7.7409	175,725.74	22,701
Total			175,725.74	22,701

LSBK	2/3/2009	7.7409	175,725.74	22,701
Total			175,725.74	22,701

Broad Park	2/3/2009	7.7409	175,725.74	22,701
Total			175,725.74	22,701

Chewy Gooey	1/27/2009	7.3100	5,826.07	797
Chewy Gooey	2/25/2009	7.3100	66,301.70	9,070
Chewy Gooey	2/26/2009	7.2600	36,300.00	5,000
Chewy Gooey	2/27/2009	7.0876	31,185.44	4,400
Total			139,613.21	19,267

Raymond Vanaria & Family*	1/23/2009	7.5585	-15,117.00	-2000
Total			-15,117.00	-2,000

Seidman Clients	2/24/2009	7.5000	7,500.00	1,000
Seidman Clients	2/27/2009	7.2270	7,227.00	1,000
Total			14,727.00	2,000

                *Incorrectly reported on Schedule 13D Amendment No. 14